# LEK SECURITIES CORPORATION AND SUBSIDIARY

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

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### 1.   Nature of business

Lek Securities Corporation (the "Company"), a wholly-owned subsidiary of Lek Holdings Limited ("Holdings"), was incorporated January 5, 1990, under the laws of the state of Delaware.  The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and is a member of the New York Stock Exchange and other principal exchanges.  The Company is also a self-clearing member of the Depository Trust and Clearing Corporation, CDS Clearing and Depository Services, Inc., Options Clearing Corporation and S.D. Indeval.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

Rox Systems, Inc. ("Rox") was incorporated on April 14, 2005, under the laws of the state of Illinois.  Rox is the owner of the registered trademarks ROX and GATEWAY TO THE MARKETS and the owner of the ROX trading system and various other trade and clearing related software.  The trademarks, copyrights and software are licensed to the Company.

### 2.   Summary of significant accounting policies

*Basis of Presentation and Principles of Consolidation*

In accordance with accounting principles generally accepted in the United States of America ("GAAP"), the Company has consolidated the results of Rox's operations, because the Company is the primary beneficiary of Rox.  Rox is dependent on the Company for most of its income consisting of licensing fees, for the use of its trademarks, copyrights and software.

The consolidated financial statements include the accounts of Lek Securities Corporation and its variable interest entity, Rox.  All significant intercompany accounts and transactions have been eliminated in consolidation.

*Foreign Currency Translation and Transactions*

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates while the income statement accounts are translated at average rates of exchange for the year. Adjustments arising from foreign currency transactions are reflected in the consolidated statement of operations.

*Cash and Cash Equivalents*

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of  acquisition.

# LEK SECURITIES CORPORATION AND SUBSIDIARY

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

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### 2. Summary of significant accounting policies (continued)

*Commissions Receivable and Reserve for Doubtful Accounts*

The Company carries its commissions receivable at cost less a reserve for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes a reserve for doubtful accounts. The Company can adjust the reserve based on multiple factors, which include a history of past bad debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. The reserve for doubtful accounts at December 31, 2018 was $50,000.

*Revenue and Expense Recognition from Securities Transactions*

On January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 using the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606.

The Company's services primarily consist of trade execution and clearing and are recognized on a trade-date basis. In 2018 the Company earned $29,288,501 in clearing and execution fees. Both performance obligations are fulfilled on the trade date, as is when the details of the performance obligation are met and transfer of control of the securities is established between the customers. The Company also provides custody services to its customers which generated 523,049 of revenue in 2018.

*Clearing and execution fees* – Commission revenue includes fees earned from clearing and executing client transactions. Revenue is earned when the trade is executed. Revenue earned for clearing and execution services varies by customer, as each customer has a specific commission profile that was negotiated with the Company. Commissions are recorded daily, and in cases where the commission cannot be collected on settlement date of the trade, they are recorded on the last day of the month in which the commission is earned. Revenue is recognized, as described above, once all performance obligations have been satisfied. As the Company is a service provider, whose sources of revenue are transactional, there is no need to select an appropriate method for measuring progress toward complete satisfaction of performance obligations.

Securities transactions made by customers are recorded on a settlement date basis, which is generally two business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying consolidated statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. At December 31, 2018, the Company has advanced cash under securities borrowed agreements of $93,924,570. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2018, the Company has received collateral under securities loaned agreements of $74,589,031.

# LEK SECURITIES CORPORATION AND SUBSIDIARY

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

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## 2. Summary of significant accounting policies (continued)

*Custody fees* - The Company earns revenue from custody fees by acting as a custodian of stocks, options, and bonds. Revenue is a fixed fee charge that is earned when the service is provided and is posted at the end of the month in which the revenue is earned. Revenue is recognized once all performance obligations have been satisfied. As the Company is a service provider, whose sources of revenue are transactional, there is no need to select an appropriate method for measuring progress toward complete satisfaction of performance obligations.

*Interest Income* – Interest income includes revenue from securities lending transactions, margin financing, and interest earned from segregated cash deposited at banks. Revenue from securities lending transactions is earned when a contract is entered with a counterparty. The amount of revenue earned is based on the current market rates for a security. The interest is earned on a settlement date basis, accrued daily, and is recorded at the end of the month in which it is earned. Revenue from margin financing interest is earned when the transaction is processed and posted at the end of the month. The interest income earned varies by customer, as each customer has a specific interest rate profile that was negotiated with the Company. Revenue from margin financing is recorded at the end of the month in which it was earned. Revenue is also earned from interest income generated from deposits of client funds that are segregated under Rule 15c3-3 at various banks. The interest income earned varies, as customer deposits are spread over multiple banks with different negotiated interest rates. Revenue from these deposits is earned on a settlement date basis, the interest accrues daily and is recorded at the end of the month when it is earned. As the Company is a service provider, whose sources of revenue are transitional, there is no need to select an appropriate method for measuring progress toward complete satisfaction of performance obligations.

*Transaction based fees*- The Company earns revenue from transactional based fees, which include, but are not limited to, illiquid charges, wires, checks, dividend processing, and blue sheet fees. The revenue from transaction-based fees is a fixed charge that is earned when the transaction is provided. Depending on the type of service, the revenue is posted at the time of the transaction or at the end of the month. Revenue is recognized once all performance obligations have been satisfied. As the Company is a service provider, whose sources of revenue are transitional, there is no need to select an appropriate method for measuring progress toward complete satisfaction of performance obligations.

The Company's customers consist of institutional broker-dealers and individuals operating within the United States and internationally. Revenues are recognized on a trade date basis, regardless of customer or geographic location.

Management has determined that due to the nature of its businesses, related performance obligations and the transfer of control in service provided to its customers, the adoption of ASC 606 has not affected the accounting of revenues earned. Additionally, the adoption of ASC 606 did not have a material impact on the Company's consolidated financial condition, results of operations or cash flows.

# LEK SECURITIES CORPORATION AND SUBSIDIARY

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

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**2. Summary of significant accounting policies (continued)**

*Property and Equipment*

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets.

| Asset | Estimated Useful Lives |
|---|---|
| Leasehold improvements | Term of lease |
| Computer hardware | 5 years |
| Furniture and fixtures | 5 years |

*Income Taxes*

The Company has elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2018.

The Company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Derecognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2018. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

The Company files an income tax return in the U.S. federal jurisdiction, and files income tax returns in various U.S. states and foreign jurisdictions.

The Company may be subject to potential examination by U.S. federal, U.S. state or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws.

# LEK SECURITIES CORPORATION AND SUBSIDIARY

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

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**2. Summary of significant accounting policies (continued)**

*Use of Estimates*

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy*

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP established a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

# LEK SECURITIES CORPORATION AND SUBSIDIARY

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

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**2. Summary of significant accounting policies (continued)**

*Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (Continued)*

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur, whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer.

*Valuation Techniques*

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

*Recent Accounting Pronouncement*

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases. The update requires that, at lease inception a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for financial leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statement of operations, while for operating leases, such amounts should be recognized as a combined expense in the statement of operations. In addition, ASU No.2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. The Company evaluated the effect of the ASU, and determined there is no material effect on stockholder's equity and related disclosures or on net capital when the ASU is read in conjunction with SEC's no action letter on this topic.

# LEK SECURITIES CORPORATION AND SUBSIDIARY

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

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**2. Summary of significant accounting policies (continued)**

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, which requires that amounts generally described as restricted cash to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 does not provide a definition of restricted cash or restricted cash equivalents. The Company adopted ASU 2016-18 on January 1, 2018. The Company's restricted cash represents (i) cash segregated in special reserve bank accounts for benefit of clients pursuant to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, as amended, and (ii) cash restricted to support a standby letter of credit related to the Company's office lease. As a result of the adoption of ASU 2016-18, $71,168,686 and $80,432,578 of restricted cash was included in end-of-period and beginning-of-period, respectively, of cash and equivalents, restricted cash and cash segregated under federal and other regulations in the Company's consolidated statement of cash flow's for the year ended December 31, 2018.

**3. Cash segregated under federal and other regulations**

Cash of $70,502,625 was segregated under federal regulations for the exclusive benefit of customers and proprietary assets of introducing brokers. These amounts were sufficient at December 31, 2018, for the Company to meet its responsibility to segregate reserve funds.

**4. Receivables from and payable to clearing organizations and other broker dealers**

Amounts receivable from and payable to clearing organizations and other broker dealers at December 31, 2018, consist of the following:

|  | Receivable | Payable |
|---|---|---|
| Securities failed-to-deliver/receive | $ 6,068,045 | $ 7,141,828 |
| Receivable from/payable to clearing organizations | 2,909,978 | 116,026 |
|  | $ 8,978,023 | $ 7,257,854 |

# LEK SECURITIES CORPORATION AND SUBSIDIARY

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 5. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets and liabilities as of December 31, 2018:

|  | Identical Assets (Level 1) | Inputs (Level 2) | Inputs (Level 3) | December 31, 2018 |
|---|---|---|---|---|
| **Assets** |  |  |  |  |
| Securities Owned: |  |  |  |  |
| Marketable, at fair value: |  |  |  |  |
| Corporate stocks and options | $ 9,515 | $ - | $ - | $ 9,515 |
| Not readily marketable, at estimated fair value | - | - | 1,492,499 | 1,492,499 |
|  | $ 9,515 | $ - | $ 1,492,499 | $ 1,502,014 |
| **Liabilities** |  |  |  |  |
| Securities sold, not yet purchased, at fair value: Corporate stocks | $ 5,906 | $ - | $ - | $ 5,906 |

The Company has financial assets classified as Level 3 in the fair value hierarchy consisting of securities not readily marketable, which had a value of $1,492,499. Both observable and unobservable inputs may be used to determine the fair value of these positions that the Company has classified within the Level 3 category. The Company values its securities owned, not readily marketable, using the market approach. The unobservable inputs include a book value multiple of one. There was a $384,955 change in the Level 3 assets, measured at fair value for the year ended December 31, 2018.

# LEK SECURITIES CORPORATION AND SUBSIDIARY

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

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### 5. Fair value measurements (continued)

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3).

| | | |
|---|---|---:|
| Balance, January 1, 2018 | $ | 1,406,011 |
| Purchases | | 86,488 |
| Balance, December 31, 2018 | $ | 1,492,499 |

### 6. Property and equipment

Details of property and equipment at December 31, 2018, are as follows:

| | | |
|---|---|---:|
| Leasehold improvements | $ | 2,092,464 |
| Computer hardware | | 3,406,753 |
| Furniture and fixtures | | 652,975 |
| | | 6,152,192 |
| Less: accumulated depreciation and amortization | | (5,982,714) |
| Net book value | $ | 169,478 |

Depreciation and amortization expense was $364,901 for the year ended December 31, 2018.

### 7. Due to and from customers and brokers

Due to and from customers and brokers balances include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the consolidated financial statements.

### 8. Stock loaned/borrowed transactions

The Company earns revenues on stock loaned and borrowed transactions by matching up parties looking to borrow and loan stock. In these types of transactions, the Company will introduce the two parties and earn a spread.

# LEK SECURITIES CORPORATION AND SUBSIDIARY

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

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### 9. Lines of credit

The Company has available lines of credit agreements with financial institutions to borrow up to $107,500,000, as shown in the table below. The credit line facilities expire on the dates indicated below. Borrowings are due on demand and bear interest at an agreed upon rate between the financial institution and the Company. At December 31, 2018, the Company has borrowed $26,930,000 under three of the credit facilities, of which a portion is secured by customer pledged securities.

| Security | Renewal/ Expiration Date | Total Commitment | Amounts Outstanding |
|---|---|---|---|
| Line of credit | 6/30/2019 | $ 75,000,000 | $ 9,290,000 |
| Line of credit | 10/30/2019 | 25,000,000 | 10,140,000 |
| Line of credit | 5/31/2019 | 7,500,000 | 7,500,000 |
| | | $ 107,500,000 | $ 26,930,000 |

The Company has an agreement with Bank United for a standby letter of credit in an amount not to exceed $665,555 with Brookfield Properties OPP Co. LLC. The standby letter of credit is fully collateralized by cash, which is held in a restricted account with Bank United. The standby letter of credit shall be extended automatically without amendment for additional one-year periods from the present or any future expiration date, unless notified in writing not to renew. The standby letter of credit is set to expire no later than April 30, 2021.

### 10. Stock option plan

In March 1999, the Company established a plan to grant stock options to employees allocating 10% ownership of the Company to the plan. The plan provides that the option price be determined by the Board of Directors at its discretion. The term of the option shall not be more than 10 years from the date the option is granted. All options are immediately vested upon grant. As of December 31, 2018, the cumulative options activity is as follows: 98 options had been granted, 84 had been exercised, 14 had been cancelled, and 1 had expired. Accordingly, at December 31, 2018, no options issued under the plan are outstanding.

The Company accounts for stock-based compensation in accordance with GAAP, which requires the Company to recognize compensation expense for all new share-based payments made to employees of the Company by Holdings based on the fair value of the share-based payment at the date of grant.

Under the fair value recognition provisions of stock-based compensation, cost is estimated at the grant date based on the fair value of the awards expected to vest and will be recognized as expense ratably over the requisite service period of the award. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

# LEK SECURITIES CORPORATION AND SUBSIDIARY

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

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## 11. Subordinated borrowings

At December 31, 2018, the Company has subordinated borrowings from shareholders pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the SEC and, as such, are available in computing net capital (see Note 16) under the SEC's uniform net capital rule. The terms of the subordinated loan agreements are as follows:

> $40,000, $1,234,143, $561,000, and $150,000 loan agreements, $1,985,143, in aggregate, to a shareholder of Holdings which mature on April 4, 2020, December 31, 2019, December 31, 2019, and January 14, 2020, will all renew respectively, and bear interest at 10% per annum.

To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. During 2018, the Company repaid $50,000 of such borrowings and incurred $198,667 of interest expense.

## 12. Contingencies

The Company was named in complaint by FINRA and several other self-regulatory organizations, including securities exchanges alleging system supervisory violations which include inadequate written supervisory procedures. In addition, FINRA and the exchanges alleged violations of trade reporting rules. The Company was censured and fined $175,000, which was accrued and paid for during 2018.

The Company had an appeal pending before the SEC concerning a decision by the Financial Industry Regulatory Authority ("FINRA") and National Adjudicatory Counsel ("NAC") regarding the alleged failure to establish and implement certain policies and procedures relating to AML procedures, compliance of customer transactions and supervision of accounts. The NAC imposed a fine of $100,000 which was paid by the Company on August 30, 2018.

In December 2018, the Company, entered into an Acceptance, Waiver & Consent ("AWC") agreement with FINRA and several other self-regulatory organizations, including securities exchanges, with which FINRA has a regulatory services agreement. Without admitting or denying the finding, the Company consented to the sanctions and the entry of findings that The Company submitted an inaccurate origin code of customer, instead of professional customer, on options orders from one of its market access customers. The Company was censured and fined $225,000, which has been accrued in the consolidated financial statements of the Company as of December 31, 2018.

The Company has an appeal pending before the SEC concerning decisions of the New York Stock Exchange ("NYSE") Hearing Board and NYSE Regulation Board of Directors concerning blue line trading, odd-lot day trading, SEC's emergency orders temporarily prohibiting certain short sales, not closing out certain failures to deliver and exception reports to potentially manipulative trades. The fine was $575,000 and paid by The Company on February 24th, 2015.

The Company and Mr. Samuel Lek (the Company's chief executive officer and chief compliance officer) were named in an action brought by the SEC against them, a former customer, its principal and a former independent contractor of the Company. The SEC alleges manipulative trading by the other defendants with claims against the Company and Mr. Lek sounding largely in aiding and abetting liability. In its complaint, the SEC seeks: (i) entry of a permanent injunction prohibiting the defendants from further violations of the relevant provisions of the federal securities laws; (ii) disgorgement of ill-gotten gains, plus prejudgment interest; (iii) the imposition of civil monetary penalties; and (iv) such other and further relief as the court deems just and proper. The Company and Mr. Lek

# LEK SECURITIES CORPORATION AND SUBSIDIARY

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

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### 12. Contingencies (continued)

deny liability or wrongdoing and will vigorously defend themselves against these allegations. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. Accordingly, regarding this matter no adjustment has been made in the Company's accompanying consolidated financial statements.

The Company and Mr. Lek were named in multiple enforcement actions filed by FINRA and several other self-regulatory organizations, including securities exchanges, with which FINRA has a regulatory services agreement. The core allegations are similar to those in the above referenced SEC litigation and each of the actions has been stayed pending SEC litigation. The FINRA related complaints generally allege aiding and abetting the customer's manipulation and operation of an unregistered broker-dealer; failure to establish, maintain and enforce written supervisory procedures and a reasonable supervisory system and failure to supervise; insufficient customer due diligence; failure to maintain and preserve email books and records; failure to maintain accurate CRD information; and improperly paying an unregistered person. The Company cannot accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. Accordingly, regarding this matter no adjustment has been made in the Company's accompanying consolidated financial statements.

Lek Securities was named in a complaint before the American Arbitration Association concerning exchange and regulatory fees passed through to a customer and the freezing of the former customer's account. The Company denied all of the former customer's allegations and filed a counter claim for indemnification for legal costs incurred defending itself against regulators in connection with matters concerning the former customer. The arbitration was dismissed without prejudice after the parties entered into an agreement tolling the statute of limitations regarding the claims and counterclaims asserted therein and agreeing that they could not be reinstated until the full resolution of the ongoing SEC litigation described above. The Company denies liability or wrongdoing and will vigorously defend itself against these allegations. In management's opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments if any that might result from the resolution of this matter have not been reflected in the consolidated financial statements.

In November 2018, Lek Securities and Samuel Lek were named in a FINRA complaint alleging failure to develop and implement reasonable Anti-Money Laundering programs and supervisory systems for one of its lines of business, namely the deposit and trading of low-priced penny stocks ("microcap stocks"). The Company denies these allegations and is in the process of responding to inquiries. No decision on these matters has been reached. In management's opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments if any that might result from the resolution of this matter have not been reflected in the consolidated financial statements.

In the ordinary course of business, the Company has been named, as a defendant in legal and regulatory proceedings, as well as exams, investigations, and similar reviews by governmental and self-regulatory agencies. These legal and regulatory proceeding could give rise to potential injunctions, judgments, settlements, fines and/or penalties.

The Company recognizes a liability for a contingency in accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, we accrue the most likely amount of such loss, and if such amount is not determinable, then we accrue the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management.

# LEK SECURITIES CORPORATION AND SUBSIDIARY

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

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### 12. Contingencies (continued)

In many instances, it is not possible to accurately predict the likelihood of a favorable or unfavorable outcome or quantify the amount or range of any potential financial impact, if any. As of the date of the consolidated financial statements, the Company has not had any matters which have required the Company to determine a loss to be probable and reasonably estimable, accordingly, no such adjustments have been made in the Company's accompanying consolidated financial statements.

The Company believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews will not have a material adverse effect on the consolidated results of operations, cash flows or financial condition.

### 13. Related-party transactions

The Company has a payable with Lek Securities UK Limited in the amounts of $366, which is included in accounts payable and accrued expenses on the consolidated statement of financial condition at December 31, 2018. This payable is non-interest bearing and due on demand. Lek Securities UK Limited is authorized and regulated by the Financial Conduct Authority.

The Company provides custody, technology, execution and clearing services for Lek Securities UK Limited. In 2018 the Company collected $4,000,000 from Lek Securities UK Limited for these services.  At December 31, 2018, included in due to customers and due from brokers on the consolidated statement of financial condition is $203 and $3,877,396, respectively.

The Company provides custody, execution and clearing services for Lek Securities Europe BV. At December 31, 2018, included in due to brokers on the consolidated statement of financial condition is $170,788.

The Company provides custody, execution and clearing services for shareholders of Holdings and employees who elect to maintain brokerage accounts with the Company.

In the ordinary course of business, the Company enters into note payable agreements with the Lek Holdings Limited, the Parent Company. During 2018, $918,072 was due to the Parent under these agreements. This payable is non-interest bearing and due on demand.

### 14. Profit sharing plan

The Company has a qualified, non-contributory profit sharing retirement plan covering substantially all of its eligible employees.  An employee becomes fully vested upon completion of five years of qualifying service.  During 2018, the Company had plan contribution expense of $331,257.

### 15. Commitments

The Company leases office and residential space under operating lease agreements in New York and Chicago.  The Chicago lease expires on May 31, 2019, the New York residential lease expires on August 31, 2019, and the New York off lease expires on February 28, 2021.

# LEK SECURITIES CORPORATION AND SUBSIDIARY

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

### 15. Commitments (continue)

In October 2009, the Company entered into the aforementioned lease agreement to rent office space in New York, which expires on February 28, 2021. In addition to the base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts. This New York lease also calls for a security deposit of $665,555 which has been satisfied by a standby letter of credit (see Note 9).

In accordance with the terms of the New York office lease agreement, the Company received an eight-month lease abatement of $436,082. The effect of the rent abatement is recognized by the Company on a straight-line basis over the lease term, which resulted in a deferred rent liability of $118,246, which is included in accounts payable and accrued expenses on the consolidated statement of financial condition at December 31, 2018.

In accordance with the terms of the New York office lease agreement, the Company was awarded a work allowance from the landlord in the amount of $634,441, all of which was received as of December 31, 2018. The effect of the work allowance is recognized by the Company on a straight-line basis over the lease term, which resulted in a deferred liability of $159,393, which is included in accounts payable and accrued expenses on the consolidated statement of financial condition at December 31, 2018.

The following are the approximate minimum annual lease payments for the years ending December 31:

| Year ending December 31: | Amount |
|---|---|
| 2019 | $ 749,200 |
| 2020 | $ 726,000 |
| 2021 | $ 121,000 |
| | $ 1,596,200 |

Rent expense under these agreements for the year ended December 31, 2018, was $766,854.

### 16. Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule"). The Company has elected to compute net capital under the alternative provisions of the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. Net capital and aggregate debit items change from day to day. At December 31, 2018, the Company had net capital of $10,490,007 which was $8,990,007 in excess of its required net capital of $1,500,000 under Rule 15c3-1.

As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 2, 2019, to comply with its December 31, 2018 requirements, cash in the amount of $64,264,897 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirements by $2,766,775.

The PAB Calculation is computed in order for corresponding firms to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. As of January 2, 2019, to comply with its December 31, 2018 requirements, cash in the amount of $4,437,728 has been segregated in a special reserve account for the exclusive benefit of PAB exceeding the actual requirement by $633,158.

# LEK SECURITIES CORPORATION AND SUBSIDIARY

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

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## 17. Subsequent events

Management has evaluated all subsequent events of the consolidated financial statements through March 1, 2019 and has determined that no subsequent events have occurred that would require disclosure in the consolidated financial statements.

## 18. Financial instruments with off-balance sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts.  In connection with these activities, the Company executes and clears customer transactions involving the sale of securities sold not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.  The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Securities sold, not yet purchased are recorded as liabilities in the consolidated statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the consolidated statement of financial condition.  The Company enters into these positions, from time to time, as it conducts business for its customers.

## 19. Concentrations of credit risk

The Company maintains its cash balances in various large financial institutions.  These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.  The Company has selected these banks based on their strong capital base.

Revenues earned from customers outside the United States approximated 70% in 2018. Of which two customers outside of the United States approximated 40% of gross revenues. In management's opinion, the loss of either of these customers, would not have a significant impact on the consolidated financial statements, as the majority of the gross revenue generated from these two customers relate to pass-through fees due to the exchanges, clearing organizations and regulators.